EXHIBIT 99.1

Hydrogenics to Host Second Quarter 2012 Conference Call August 1, 2012

MISSISSAUGA, Ontario, July 12, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics"), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it will host a conference call at 10:00 a.m. Eastern on August 1, 2012 for the second quarter 2012. Earnings will be issued before the market opens that day, and the filing of the company's results with the appropriate regulatory bodies will follow. During the call, Daryl Wilson, President and Chief Executive Officer, and Jennifer Barber, Chief Financial Officer, will review the company's financial results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (855) 859-2056, conference ID #99820896. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the U.S. and Canada.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com